# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eltek Ltd, CIK 0001024672
CUSIP: M40184208
Title of class of securities: Ordinary Shares, nominal value NIS 3.0 per share
Address of issuer's principal executive offices: 20 Ben Zion Galis, Petach-Tikva, Israel (L3), 4927920
Date of event which requires filing of this statement: 12/03/2025
Amends the filing with accession number 0001178913-19-000109
Filed by CIK 0001764804
Persons authorized to receive notices and communications: Shay Yaacobi, 43 Hasivim Street, Petach-Tikva, Israel (L3), 4959501, 972-3-9292555

## Reporting persons
- Nistec Golan Ltd. (CIK 0001764804): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,730,802; sole dispositive power 0; shared dispositive power 3,730,802; aggregate amount beneficially owned 3,730,802 (55.55% of the class)
  Comment: Based on 6,715,624 Ordinary Shares outstanding as of September 30, 2025 as reported on Form 6-K by the Issuer
- Yitzhak Nissan (CIK 0001970576): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 165,223; shared voting power 3,730,802; sole dispositive power 165,223; shared dispositive power 3,730,802; aggregate amount beneficially owned 3,896,025 (58.01% of the class)
  Comment: Based on 6,715,624 Ordinary Shares outstanding as of September 30, 2025 as reported on Form 6-K by the Issuer

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value NIS 3.0 per share
Name of issuer: Eltek Ltd
Address of issuer's principal executive offices: 20 Ben Zion Galis, Petach-Tikva, Israel (L3), 4927920
Comment: The class of equity securities to which this Amendment relates is the Shares of the Issuer, whose principal executive offices are located at 20 Ben Zion Gelis Street, Sgoola Industrial Zone, Petach Tikva, Israel.

## Item 2. Identity and Background
Name of person filing: Mr. Nissan, and Nistec Golan, a private company incorporated under the laws of the State of Israel and controlled by Mr. Nissan.
Residence or business address: Mr. Nissan is an Israeli citizen and the Chief Executive Officer and Chairman of the Board of Nistec Golan. The principal business address of the Reporting Persons is 43 Hasivim Street, Petach Tikva, Israel.
Present principal occupation or employment: Mr. Nissan serves as the Chairman of the Board of Directors of the Issuer. Mr. Nissan individually owns 165,223 Ordinary Shares.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons or any of Nistec Golan's directors and executives, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons or any of Nistec Golan's directors and executives, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or State, or Israeli, securities laws, or finding any violation with respect to such laws.
Citizenship: Israel

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal funds

## Item 4. Purpose of Transaction
Purpose of transaction:
Nistec Golan and Mr. Nissan originally acquired the Shares for investment purposes.

The Reporting Persons intend to review the investment in the Issuer on a regular basis. The Reporting Persons reserve the right to, without limitation, purchase, hold, vote, trade, dispose of or otherwise deal in the ordinary shares of the Issuer, in open market or private transactions, block sales or purchases or otherwise, and at such times as they deem advisable to benefit from, among other things, changes in market prices of the Shares or changes in the Issuer's operations, business strategy or prospects, or from the sale or merger of the Issuer. In order to evaluate the investment, the Reporting Persons may routinely monitor the price per share of the Shares as well as the Issuer's business, assets, operations, financial condition, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements and other investment considerations. Such factors may materially affect the Reporting Persons investment purpose and may result in modifying their ownership of the Shares.

Further, the Reporting Persons reserve the right to revise their plans or intentions and/or to formulate other plans, and take any and all actions with respect to their investment in the Issuer they may deem appropriate, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D/A, or acquire additional ordinary shares or dispose of some or all of the Shares beneficially owned by the Reporting Persons , in open market or private transactions, block sales or purchases or otherwise, in each case, to maximize the value of their investment in the Issuer in light of its general investment policies, market conditions and subsequent developments affecting the Issuer. The Reporting Persons may at any time reconsider and change their plans relating to the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Nissan controls Nistec Golan. The power to vote or dispose of the shares beneficially owned by Nistec Golan is not shared.

Nistec Golan beneficially owns approximately 55.52% of the Issuer's Ordinary Shares as of this date. Mr. Nissan directly owns approximately 2.46% of the Issuer's Ordinary Shares as of this date.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Nissan may be deemed to possess the sole power or shared power to vote (or direct the vote of) 3,896,065 ordinary shares.
Transactions in the class effected during the past sixty days:
Transactions by Nistec Golan in the reported class of securities that were effected during the past sixty days are as follows:

On December 4, 2025, Nistec Golan acquired 361,000 ordinary shares at a price of $9.59 per share, for a gross consideration of $3,461,990.

On November 24, 2025, Nistec Golan acquired 1,100 ordinary shares at a price of $7.93 per share, for a gross consideration of $8,723.

On November 21, 2025, Nistec Golan acquired 200 ordinary shares at a price of $8.00 per share, for a gross consideration of $1,600.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- Nistec Golan Ltd.: /s/ Yitzhak Nissan, Yitzhak Nissan, Chief Executive Officer (12/04/2025)
- Yitzhak Nissan: /s/ Yitzhak Nissan, Yitzhak Nissan (12/04/2025)